PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
NEW YORK, NEW YORK 10036

June 29, 2018

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank A. Buda

Re:	Dreyfus Premier GNMA Fund, Inc. (File No. 811-04215)

Dreyfus U.S. Mortgage Fund

Definitive Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of Dreyfus Premier GNMA Fund, Inc. (the "Company"), transmitted for filing are definitive proxy materials relating to a special meeting of shareholders of Dreyfus U.S. Mortgage Fund (the "Fund") to be held on August 22, 2018, together with a form of proxy card. The meeting is being called for the purpose of asking shareholders to approve a new sub-investment advisory agreement between The Dreyfus Corporation ("Dreyfus"), on behalf of the Fund, and Amherst Capital Management LLC ("Amherst Capital").

Shareholders of record as of the close of business on June 12, 2018 will be entitled to receive notice of and to vote at the meeting. It is intended that the proxy materials will be mailed to shareholders on or about July 6, 2018.

The definitive proxy materials will be marked to show changes made primarily in response to comments of the staff (the "Staff") of the Securities and Exchange Commission with respect to the preliminary proxy materials that were provided to the undersigned by Frank A. Buda of the Staff telephonically on June 7, 2018.

For the convenience of the Staff, the Staff's comments have been restated below, and the Fund's response is set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the proxy materials or Schedule 14A.

General

1.	Staff Comment: In accordance with Rule 14a-6(e) under the Securities Exchange Act of 1934, please ensure preliminary proxy statements are clearly marked "Preliminary Copies."

Response: Preliminary proxy statements filed in the future will be clearly marked "Preliminary Copies."

Proxy Statement

2.	Staff Comment: Please revise the description of the Transaction to clearly explain the ownership of Amherst Capital and the advisory/sub-advisory relationship. The second sentence of the first paragraph under Introduction states:

On or about June 29, 2018 (the "Effective Date"), Amherst Holdings LLC ("Amherst Holdings") will acquire all of BNY Mellon's indirect equity interest in Amherst Capital (the "Transaction") and the Fund's portfolio managers will become employees of Amherst Capital only. (emphasis added)

Additionally, in the first paragraph under Information About Dreyfus and Amherst Capital – Amherst Capital, please explain or clarify the nature of BNY Mellon's "indirect" equity interest in Amherst Capital.

Response: The second sentence of the first paragraph under Introduction will be revised in the definitive proxy materials as follows:

Prior to the Effective Date, The Bank of New York Mellon Corporation ("BNY Mellon"), the ultimate parent company of Dreyfus, owned 51% of Amherst Capital through its indirect subsidiary BNYM RECAP Holdings, LLC, and the Fund's portfolio managers were dual employees of Dreyfus and Amherst Capital and managed the Fund in their capacity as employees of Dreyfus.

The third sentence of the first paragraph under Information About Dreyfus and Amherst Capital – Amherst Capital will be revised as follows:

As part of that strategic partnership prior to the Effective Date, BNY Mellon owned 51% of Amherst Capital's Class A shares through its indirect subsidiary BNYM RECAP Holdings, LLC, and Amherst Holdings owned 49% of Amherst Capital's Class A Shares.

We believe that the disclosure, as revised above and included under the above-referenced section of the proxy statement, identifies with adequate specificity the ownership structure and relationship of the relevant entities involved in the Transaction.

3.	Staff Comment: Please supplementally confirm that Amherst Capital was not previously a sub-adviser to the Fund.

Response: We confirm that Amherst Capital was not previously a sub-adviser to the Fund.

4.	Staff Comment: If any consideration will be paid to BNY Mellon from Amherst Holdings in the Transaction, please provide the amount and type of consideration.

Response: BNY Mellon will not be paid any consideration in addition to that described in the second paragraph under Information About Dreyfus and Amherst Capital – Amherst Capital. In exchange for 51% of Amherst Capital, BNY Mellon will receive a minority interest in Amherst Holdings.

5.	Staff Comment: The fourth sentence of the third paragraph under Considerations of the Board states:

Based on their discussions and considerations, including those described below, the Board, including the Independent Board Members, approved the Interim Sub-Advisory Agreement for the Fund that would go into effect, without shareholder approval, for a limited period of time after the Effective Date and the Sub-Advisory Agreement, subject to shareholder approval. (emphasis added)

If there were no considerations material to the Board’s decision other than those described within the preliminary proxy materials, please remove "including those" in the above-referenced sentence.

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Response: The requested change will be made in the definitive proxy materials.

6.	Staff Comment: The second paragraph under Considerations of the Board – Other Benefits to Amherst Capital states:

At the April Meeting, the Board also considered the benefits to be received by BNY Mellon and Amherst Holdings as a result of the Transaction and determined that any such ancillary benefits were reasonable.

Please disclose any ancillary benefits related to the transaction.

Response: The following disclosure has been added to the definitive proxy statement:

The Board considered that BNY Mellon was receiving a minority interest in Amherst Holdings in exchange for the 51% equity interest in Amherst Capital and that Amherst Holdings would obtain all of Amherst Capital.

7.	Staff Comment: The third paragraph under Considerations of the Board – Other Benefits to Amherst Capital states:

After full consideration of the factors discussed above, with no single factor identified as being of paramount importance, the Board, including a majority of the Independent Board Members, approved, and recommends that shareholders of the Fund approve, the Sub-Advisory Agreement for the Fund.

If accurate, please indicate that the Board approval was unanimous by replacing "a majority" with "all" in the above-referenced sentence.

Response: The requested change will be made in the definitive proxy materials.

8.	Staff Comment: The third sentence of the first paragraph under Section 15(f) of the 1940 Act states:

Each member of the Company's Board is an Independent Board Member (i.e., not an "interested person" of Amherst Capital or of any party to the Sub-Advisory Agreement) and the Board has no current intention to change the Board's composition during the three-year period after the Effective Date in a manner that would cause the Board to fail to meet this requirement. (emphasis added)

Please revise the emphasized language in the above-referenced sentence to affirmatively state that the Fund will satisfy this condition of Section 15(f) under the 1940 Act.

Response: The requested change will be made in the definitive proxy materials.

9.	Staff Comment: The fourth sentence of the first paragraph under Section 15(f) of the 1940 Act states:

[A]n "unfair burden" (as defined in the 1940 Act) must not be imposed on the investment company as a result of the transaction relating to the sale of such interest, or any express or implied terms, conditions or understandings applicable thereto. (emphasis added)

Please revise the emphasized language in the above-referenced sentence to affirmatively state this condition of Section 15(f) under the 1940 Act will be satisfied.

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Response: The requested change will be made in the definitive proxy materials.

10.	Staff Comment: Under Certain Beneficial Ownership, please update the information with regard to the number of shares issued and outstanding for each class of the Fund and shareholders known by the Fund to own of record or beneficially 5% or more of a class of the Fund's outstanding voting securities as of a date no more than 30 days prior to the date of filing the proxy materials.

Response: The requested change will be made in the definitive proxy materials.

11.	Staff Comment: Please file the Fund's sub-advisory agreement under Exhibit A rather than a "Form of" agreement.

Response: The requested change will be made in the definitive proxy materials.

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We hope the Staff finds the revisions in the proxy materials responsive to the Staff's comments.

Please telephone the undersigned at 212.969.3357, or Robert Spiro of this office at 212.969.3722, if you have any questions or comments.

Very truly yours,

/s/ David Stephens
David Stephens

cc:	Jeff Prusnofsky, Esq.

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